Exhibit (a)(1)(F)

DRAFT COMMUNICATION FROM EXCHANGE ADMINISTRATOR

TO ELIGIBLE EMPLOYEES HOLDING ELIGIBLE OPTIONS

January 29, 2009

Dear “Name”:

Like many technology companies, our stock price has experienced significant volatility during the last several years. Consequently, many of our employees hold stock options with exercise prices significantly higher than the current market price of our common stock. We believe that these “out of the money” options are no longer effective as performance and retention incentives, and that to enhance long-term shareholder value we need to maintain competitive employee compensation and incentive programs. Therefore, we are offering domestic employees a voluntary stock option exchange program that will allow them to exchange certain options for restricted stock units that are subject to vesting requirements. We believe the exchange program will offer a meaningful retention incentive for domestic employees. This letter has been sent to you because you have stock options that are eligible for this exchange

Your participation in the program is voluntary; you may either keep your current eligible options at their current exercise prices or cancel those eligible options in exchange for new restricted stock awards that are subject to vesting requirements.

The stock option exchange program allows you to exchange 5 outstanding options with an exercise price of $7 or more for 1 share of restricted stock which would vest over a four year period. So for example, if you decided to exchange 100 option shares at an exercise price of $7.00 per share, you would receive 20 shares of restricted stock.

The Exchange Offer documents included herewith contain information explaining the steps you must take if you wish to participate in the Exchange Offer. Please read the details and attend one of the “brown-bag” lunch sessions that we shall be announcing in the next few days. These sessions will provide an opportunity to discuss the program and get your questions answered. Please consider your choices carefully.

Thank you for your continued hard work.

Sincerely,

Steven Sipowicz
Vice President and Chief Financial Officer

EXCHANGE OFFER GUIDELINES

Below is a brief summary of the terms of the Exchange Offer. Please note that these do not constitute the full terms and conditions of the Exchange Offer. The full terms and conditions can be found in the Exchange Offer Documents included herewith.

Eligible Employees: All regular, full-time employees of Cascade Microtech who reside in the United States and who are active employees on the commencement date and the expiration time of the Exchange Offer will be eligible to participate in the Exchange Offer. Members of our Board of Directors, our executive officers, and employees who do not reside in the United States will not be eligible to participate in the Exchange Offer.

Eligible Options: All your outstanding stock options with exercise prices equal to or greater than $7.00 per share will be eligible for exchange.

Exchange Ratio: The exchange ratio will be one (1) new RSU for every five (5) exchanged options.

Grant Date: The new RSUs will be granted shortly following the expiration of the Exchange Offer.

Vesting: Each RSU issued to you in the Exchange Offer will vest, subject to your continued employment with us, in four annual installments on the first, second, third and fourth anniversaries of the date the RSUs are issued. This vesting schedule will apply to your RSUs whether the options you exchanged were vested or unvested.

Participation: Participation in the Exchange Offer is completely voluntary. If you choose not to participate, you will retain your stock options under their current terms and conditions.

Included with this letter are the following Exchange Offer Documents:

1.	Stock Option Planning Summary

2.	Election Form

3.	Notice of Withdrawal

4.	Offer to Exchange Certain Outstanding Options for Restricted Stock Units

If you decide to participate in the Exchange Offer, you will need to deliver a properly completed, signed and dated Election Form (Item #2 above) to the Exchange Administrator at Cascade Microtech, Inc., 2430 NW 206th Avenue, Beaverton OR 97006, via hand delivery or facsimile to (503) 601-1414 prior to the Expiration Time (currently 5:00 p.m., U.S. Pacific Time, on February 27, 2009, unless Cascade Microtech extends the Exchange Offer). We will not accept late submissions, and therefore urge you to respond early to avoid any last minute problems. The Exchange Administrator intends to provide you with an email confirmation of receipt of your Election Form within two (2) business days after receipt.

We expect the offer period to close on February 27, 2009 and the exchanged options to be cancelled shortly thereafter. We expect to grant new RSUs at the time the exchanged options are cancelled. You must be a regular, full-time employee of Cascade Microtech continuously until the date the RSUs are granted in order to receive the newly issued RSUs.

The Exchange Offer Documents will contain information explaining the steps you must take if you wish to participate in the Exchange Offer. Participating in the Exchange Offer will involve risks that will be discussed in the Exchange Offer Documents. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Exchange Offer. We cannot and do not make any recommendation as to whether or not you should participate in the exchange offer, and have not authorized any person to make any recommendation.

2